UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	SCHEDULE 13D
	Under the Securities Exchange Act of 1934
	(Amendment No. 2)(1)
	-------------------------------
	ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.
	(Name of Issuer)

	Common Stock, $.01 par value
	(Title of Class of Securities)

	285825 10 5
	(CUSIP Number)
	--------------------------------
	Howard Kailes, Esq.
	Krugman & Kailes LLP
	Park 80 West - Plaza Two
	Saddle Brook, New Jersey  07663
	(201) 845-3434
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

	-------------------------------

	December 31, 2001
	(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box.
										---------

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Section 240.13d.7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

______________

(1)	Constitutes: (i) Amendment No. 8 to Schedule 13D dated
February 3, 1995, and Amendment No. 9 to Schedule 13G dated February 11, 1994, filed by Norton Garfinkle; and (ii) Amendment No. 8 to Schedule 13D dated July 24, 1995, and Amendment No. 9 to Schedule 13G dated February 11, 1994, filed by Bruce F. Failing, Jr., Leigh Q. Failing, individually and as trustee of The Failing Trust, and Ernest Abate, as trustee of The Failing Trust.

CUSIP NO.  285825 10 5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

     Systems Holding, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)   X
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     WC (see footnote 1)

5	CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     -0- (see footnote 2)

8    SHARED VOTING POWER

     -0-

9    SOLE DISPOSITIVE POWER

     -0- (see footnote 2)

10   SHARED DISPOSITIVE POWER

     -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0- (see footnote 2)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN  SHARES*

	  	(see footnote 2)

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%  (see footnote 2)

14    TYPE OF REPORTING PERSON*

      CO

-----------------
(1)	Constitutes source of funds paid under merger agreement
hereinafter identified.

(2)	As more fully described herein, on December 31, 2001 a
wholly-owned subsidiary ("Merger Sub") of Systems Holding, Inc. ("Holdco") merged into Electronic Retailing Systems International, Inc. ("ERS") pursuant to a merger agreement dated July 2, 2001 (the "Merger Agreement") immediately following: (x) the contribution to Holdco of an aggregate of 12,844,001 shares (the "Contribution Shares") of common stock, $.01 par value (the "ERS Common Stock"), of ERS and
(y) the reclassification of the Contribution Shares as shares of a new class B common stock, $.01 par value (the "ERS Class B Common Stock"), of ERS. In accordance with the Merger Agreement, an aggregate of 8,530,532 shares (the "Converted ERS Shares") of ERS Common Stock not held by Holdco were converted into the right to receive $0.26 per share in cash, without interest (the "Merger Consideration"); and the shares of Merger Sub were converted into 1,000 shares of ERS Class B Common Stock.




CUSIP NO.  285825 10 5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

     Systems Merger Sub, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)   X
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY  OWNED BY EACH REPORTING PERSON
WITH:

7    SOLE VOTING POWER

     -0-

8    SHARED VOTING POWER

     -0-

9    SOLE DISPOSITIVE POWER

     -0-

10   SHARED DISPOSITIVE POWER

     -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     -0-

14    TYPE OF REPORTING PERSON*

      CO



CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Norton Garfinkle

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a) X
	   -----

	(b)
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	PF (see footnote 1)

5	CHECK  BOX  IF  DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
 PURSUANT  TO  ITEMS  2(d) or 2(e)


	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	-0- (see footnote 2)

9	SOLE DISPOSITIVE POWER

	-0-

10	SHARED DISPOSITIVE POWER

	-0- (see footnote 2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	-0- (see footnote 2)


12	CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES
CERTAIN SHARES*

	--  (see footnote 2)


13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0% (see footnote 2)

14	TYPE OF REPORTING PERSON*

	IN

---------------
(1)	Constitutes source of funds contributed to Holdco.

(2)	The reporting person is a party to a principal stockholders
agreement dated July 2, 2001 (the "Holdco Principal
Stockholders' Agreement") with respect to in excess of a majority of the shares of capital stock of Holdco. As set forth above, on December 31, 2001, following the reclassification of the Contribution Shares held by Holdco as ERS Class B Common Stock, a wholly-owned subsidiary of Holdco merged into ERS as a result of which the Converted ERS Shares were converted into the Merger Consideration.


CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Garfinkle Limited Partnership I

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a) X
	   -----

	(b)
	   -----

3	SEC USE ONLY

4	WC (see footnote 1)

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS  2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	-0- (see footnote 2)

9	SOLE DISPOSITIVE POWER

	-0-

10	SHARED DISPOSITIVE POWER

	-0- (see footnote 2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	-0- (see footnote 2)


12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

	-- (see footnote 2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0% (see footnote 2)

14	TYPE OF REPORTING PERSON*

	PN

---------------
(1) Constitutes source of funds contributed to Holdco.

(2)	The reporting person, whose sole general partner is G.F.
Management Corp. (all of the outstanding capital stock of which is held by Norton Garfinkle), is party to the Holdco Principal Stockholders' Agreement. As set forth above, on December 31, 2001, following the reclassification of the Contribution Shares held by Holdco as ERS Class B Common
Stock, a wholly-owned subsidiary of Holdco merged into ERS as a result of which the Converted ERS Shares were converted into the Merger Consideration.

CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Garfinkle Limited Partnership II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a) X
	   -----

	(b)
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	WC (see footnote 1)

5	CHECK  BOX IF  DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS  2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	-0- (see footnote 2)

9	SOLE DISPOSITIVE POWER

	-0-

10	SHARED DISPOSITIVE POWER

	-0- (see footnote 2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	-0- (see footnote 2)


12	CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES
CERTAIN SHARES*

	-- (see footnote 2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0% (see footnote 1)

14	TYPE OF REPORTING PERSON*

	PN

---------------
(1)  Constitutes source of funds contributed to Holdco.

(2)	The reporting person, the sole general partner of which is
G.F. Management Corp. (all of the outstanding capital stock of which is held by Norton Garfinkle), is party to the Holdco
Principal Stockholders' Agreement. As set forth above, on December 31, 2001, following the reclassification of the Contribution Shares held by Holdco as ERS Class B Common
Stock, a wholly-owned subsidiary of Holdco merged into ERS as a result of which the Converted ERS Shares were converted into the Merger Consideration.



CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	G.F. Management Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a) X
	   -----

	(b)
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	-0- (see footnote 1)

9	SOLE DISPOSITIVE POWER

	-0-

10	SHARED DISPOSITIVE POWER

	-0- (see footnote 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	-0- (see footnote 1)


12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

	--  (see footnote 1)


13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0% (see footnote 1)

14	TYPE OF REPORTING PERSON*

	CO

---------------
(1)	The reporting person (all of the outstanding capital stock of which is held by Norton Garfinkle) is sole general partner of each of Garfinkle Limited Partnership I and Garfinkle Limited
Partnership II, each of which is party to the Holdco
Principal Stockholders' Agreement. As set forth above, on December 31, 2001, following the reclassification of the Contribution Shares held by Holdco as ERS Class B Common
Stock, a wholly-owned subsidiary of Holdco merged into ERS as a result of which the Converted ERS Shares were converted into the Merger Consideration.









CUSIP NO.  285825 10 5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bruce F. Failing, Jr.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)   X
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF (see footnote 1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     -0-

8    SHARED VOTING POWER

     -0- (see footnote 2)

9    SOLE DISPOSITIVE POWER

     -0-

10   SHARED DISPOSITIVE POWER

     -0- (see footnote 2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0- (see footnote 2)


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN  SHARES*

      --  (see footnote 2)

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0% (see footnote 2)

14    TYPE OF REPORTING PERSON*

      IN

-----------------
(1)  Constitutes source of funds contributed to Holdco.

(2)	The reporting person is party to the Holdco Principal
Stockholders' Agreement. As set forth above, on December 31, 2001, following the reclassification of the Contribution Shares held by Holdco as ERS Class B Common Stock, a wholly-owned subsidiary of Holdco merged into ERS as a result of which the Converted ERS Shares were converted into the Merger Consideration.









CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Leigh Q. Failing (individually and as trustee of The Failing
Trust)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)  x
	   -----

	(b)
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	PF, WC (see footnote 1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS  2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	-0- (see footnote 2)

9	SOLE DISPOSITIVE POWER

	-0-

10	SHARED DISPOSITIVE POWER

	-0- (see footnote 2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	-0- (see footnote 2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

	--  (see footnote 2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0% (see footnote 2)

14	TYPE OF REPORTING PERSON*

	IN

---------------
(1)  Constitutes source of funds contributed to Holdco.

(2)	The reporting person is co-trustee of The Failing Trust,
which is a party to the Holdco Principal Stockholders'
Agreement. As set forth above, on December 31, 2001, following the reclassification of the Contribution Shares held by Holdco as ERS Class B Common Stock, a wholly-owned subsidiary of Holdco merged into ERS as a result of which the Converted ERS Shares were converted into the Merger
Consideration.


CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Ernest N. Abate (as trustee of The Failing Trust)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a) x
	   -----

	(b)
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	WC (see footnote 1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO  ITEMS 2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	-0- (see footnote 2)

9	SOLE DISPOSITIVE POWER

	-0-

10	SHARED DISPOSITIVE POWER

	-0- (see footnote 2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	-0- (see footnote 2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

	--  (see footnote 2)


13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0% (see footnote 2)

14	TYPE OF REPORTING PERSON*

	IN

---------------
(1)	The reporting person is co-trustee of The Failing Trust,
which is a party to the Holdco Principal Stockholders'
Agreement. As set forth above, on December 31, 2001, following the reclassification of the Contribution Shares held by Holdco as ERS Class B Common Stock, a wholly-owned subsidiary of Holdco merged into ERS as a result of which the Converted ERS Shares were converted into the Merger
Consideration.



CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Hanseatic Americas LDC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)
	   -----

	(b) X
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	WC (see footnote 1)

5	CHECK  BOX  IF  DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
 PURSUANT  TO  ITEMS  2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	-0-

9	SOLE DISPOSITIVE POWER

	-0-

10	SHARED DISPOSITIVE POWER

	-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

	--

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON*

	OO

---------------
(1)  Constitutes source of funds contributed to Holdco.

CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Hansabel Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)
	   -----

	(b) X
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	Delaware

NUMBER OF SHARES BENEFICIALLY  OWNED BY EACH REPORTING PERSON
WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	-0-

9	SOLE DISPOSITIVE POWER

	-0-

10	SHARED DISPOSITIVE POWER

	-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

	--

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON*

	OO



CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Hanseatic Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)
	   -----

	(b) X
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT  TO  ITEMS  2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	-0-

9	SOLE DISPOSITIVE POWER

	-0-

10	SHARED DISPOSITIVE POWER

	-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

	--

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON*

	CO


CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Wolfgang Traber

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)
	   -----

	(b) X
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	-0-

9	SOLE DISPOSITIVE POWER

	-0-

10	SHARED DISPOSITIVE POWER

	-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

	--

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON*

	IN



CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Selim K. Zilkha (as trustee of The Selim K. Zilkha Trust)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)
	   -----

	(b) X
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	WC (see footnote 1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT  TO  ITEMS 2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	-0-

9	SOLE DISPOSITIVE POWER

	-0-

10	SHARED DISPOSITIVE POWER

	-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

	--

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON*

	IN

---------------
(1) Constitutes source of funds contributed to Holdco.

CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Donald Zilkha

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)
	   -----

	(b) X
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	PF (see footnote 1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT  TO  ITEMS  2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	-0-

9	SOLE DISPOSITIVE POWER

	-0-

10	SHARED DISPOSITIVE POWER

	-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

	--

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	-0-

14	TYPE OF REPORTING PERSON*

	IN

---------------
(1) Constitutes source of funds contributed to Holdco.


CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Thomas Taylor

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)
	   -----

	(b) X
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	-0-

9	SOLE DISPOSITIVE POWER

	-0-

10	SHARED DISPOSITIVE POWER

	-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

	--

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON*

	IN





CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

	TMT Partners Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)
	   -----

	(b) X
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	WC (see footnote 1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	-0-

9	SOLE DISPOSITIVE POWER

	-0-

10	SHARED DISPOSITIVE POWER

	-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

	--

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON*

	PN

---------------
(1) Constitutes source of funds contributed to Holdco.



CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Taylor G.P. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)
	   -----

	(b) X
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK  BOX  IF  DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS  2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	-0-

9	SOLE DISPOSITIVE POWER

	-0-

10	SHARED DISPOSITIVE POWER

	-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

	--

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON*

	CO




CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Richard Hayden (as trustee of The Nelson Family Trust)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)
	   -----

	(b) X
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	WC (see footnote 1)

5	CHECK  BOX  IF  DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
 PURSUANT  TO  ITEMS  2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	-0-

9	SOLE DISPOSITIVE POWER

	-0-

10	SHARED DISPOSITIVE POWER

	-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

	--

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON*

	IN


---------------
(1) Constitutes source of funds contributed to Holdco.




CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	George Lindsey (as trustee of The Nelson Family Trust)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)
	   -----

	(b) X
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	WC (see footnote 1)

5	CHECK  BOX  IF  DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
 PURSUANT  TO  ITEMS  2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	-0-

9	SOLE DISPOSITIVE POWER

	-0-

10	SHARED DISPOSITIVE POWER

	-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

	--

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON*

	IN


---------------
(1) Constitutes source of funds contributed to Holdco.
















	INTRODUCTORY STATEMENT

	Pursuant to Reg. Section 240.13d-2, this Amendment No. 2 to
Schedule 13D discloses changes in the Statement on Schedule 13D dated July 2, 2001, as amended by Amendment No. 1 thereto dated July 24, 2001 (together, the "Amended Statement on Schedule 13D"), filed jointly, pursuant to Reg. Section 240.13d-1(k)(1)(iii), by:
(i) Systems Holding, Inc. ("Holdco"), and its wholly-owned subsidiary, Systems Merger Sub, Inc. ("Merger Sub"); (ii) Norton Garfinkle, G.F. Management Corp. ("G.F. Corp.") (all of the shares of which are held by Mr. Garfinkle) and Garfinkle Limited Partnership I ("G.P. I") and Garfinkle Limited Partnership II ("G.P. II"), the sole general partner of each of which is G.F. Corp.; (iii) Bruce F. Failing, Jr., Leigh Q. Failing, individually and as co-trustee of The Failing Trust, and Ernest N. Abate, as co-trustee of The Failing Trust; (iv) Hanseatic Americas LDC ("Americas") and its affiliates, Hansabel Partners LLC ("Hansabel"), Hanseatic Corporation ("Hanseatic") and Wolfgang Traber; (v) Selim K. Zilkha, as trustee of The Selim K. Zilkha Trust (the "Zilkha Trust"); (vi) Donald E. Zilkha; (vii) Thomas Taylor, and his affiliates, TMT Partners Ltd. ("TMT") and Taylor
GP Inc. ("TT Corp."); and (viii) Richard Hayden and George
Lindsey, as co-trustees of The Nelson Family Trust (the "Nelson
Trust").

	Pursuant to Reg. Section 240.13d-2, this Amendment No. 2 to
Schedule 13D also discloses changes in: (a) the Statement on
Schedule 13D dated February 3, 1995, as amended by Amendment No. 1 thereto dated July 24, 1995, Amendment No. 2 thereto dated September 30, 1995, Amendment No. 3 thereto dated December 27, 1995, Amendment No. 4 thereto dated July 11, 1996, Amendment No. 5 thereto dated April 30, 2001 and the Amended Statement on Schedule 13D, filed by Mr. Garfinkle, G.P. I, G.P. II and G.F. Corp.; and
(b) the Statement on Schedule 13D dated July 24, 1995, as amended by Amendment No. 1 thereto dated July 24, 1995, Amendment No. 2 thereto dated September 30, 1995, Amendment No. 3 thereto dated December 27, 1995, Amendment No. 4 thereto dated July 11, 1996, Amendment No. 5 thereto dated April 30, 2001 and the Amended Statement on Schedule 13D, filed by Mr. and Mrs. Failing and Mr. Abate. No person or entity responding hereunder shall be responsible for the completeness or accuracy of any information contained herein with respect to any other person or entity.

Item 1.	Security and Issuer
		-------------------

	The securities to which this statement relates are shares of the common stock, $.01 par value ("ERS Common Stock"), of Electronic Retailing Systems International, Inc., a Delaware corporation ("ERS"). The principal executive offices of ERS are located at 488 Main Avenue, Norwalk, Connecticut 06851.


Item 3.	Source and Amount of Funds
		or Other Consideration
		---------------------------

	Pursuant to the terms of the Agreement and Plan of Merger dated July 2, 2001 (the "Merger Agreement") among ERS, Holdco and Merger Sub, Holdco made payments to convert an aggregate of 8,530,532 shares (the "Converted ERS Shares") of ERS Common Stock not held by Holdco to cash at the per share amount of $0.26, or an aggregate of $2,217,938 (the "Merger Consideration"). Such amount was obtained by Holdco from capital contributions made by, respectively, Mr. Garfinkle (together with G.P.I. and G.P.II), Mr. Failing (together with Mrs. Failing and Mr. Abate), Americas, the Zilkha Trust, Donald E. Zilkha, TMT and The Nelson Trust, all of whom utilized personal funds or working capital therefor.


Item 4.	Purpose of Transaction
		----------------------

	Effective December 31, 2001, pursuant to the Merger Agreement, Merger Sub merged (the "Merger") into ERS immediately following: (x) the contribution to Holdco of an aggregate of 12,844,001 shares (the "Contribution Shares") of ERS Common Stock and (y) the reclassification of the Contribution Shares as shares of a new class B common stock, $.01 par value (the "ERS Class B Common Stock"), of ERS. In accordance with the Merger Agreement, the Converted ERS Shares were converted into the right to receive the Merger Consideration; and the shares of Merger Sub were converted into 1,000 shares of ERS Class B Common Stock. All shares of ERS's Series A-1 Preferred Stock, $1.00 par value, continue unchanged and remain outstanding as shares of the capital stock of ERS.

	On December 31, 2001, all options to acquire ERS Common Stock under ERS' stock option plans were assumed by Holdco as required pursuant to the Merger Agreement, and all warrants to acquire ERS Common Stock were converted into the right to receive, in lieu of each share of ERS Common Stock issuable pursuant thereto, an amount, if any, equal to the amount by which the Merger
Consideration per share exceeds the current exercise price per share of such warrants.

	As a result of the Merger, the ERS Common Stock is eligible for termination of registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and cancellation of its listing on the Alternative Investment Market of the London Stock Exchange.

	Except as stated in response to Item 4 of the Amended Statement on Schedule 13D, as amended herein, none of the persons named in response to Item 2 of the Amended Schedule 13D, as amended herein, have any plans or proposals which relate to or would result in any other action specified in clauses (a) through
(j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of Issuer
		--------------------------------

	(a) As of December 31, 2001, Holdco beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, an aggregate of 12,845,001 shares of ERS Class B Common Stock resulting from the reclassification of the Contribution Shares immediately prior to the Merger, and the conversion of Merger Sub's shares to 1,000 shares of ERS Class B Common Stock in the Merger (as a result of which the Converted ERS Shares were also converted into the right to receive the Merger Consideration). Such shares represent the sole class of common equity of ERS. Excluding shares beneficially owned by Holdco, none of the persons named in response to Item 2 of the Amended Statement on Schedule 13D beneficially owned any shares of the capital stock of ERS.

	(b)	All of the shares beneficially owned by Holdco are held
by Holdco with sole power to vote or to direct the vote thereof, and with sole power to dispose or to direct the disposition thereof. In excess of a majority of the shares of the capital stock of Holdco is subject to the provisions of a Principal
Stockholders Agreement dated July 2, 2001 entered into by Mr.
Garfinkle (together with G.P. I and G.P. II, the sole general partner of which is G.F. Corp.) and Mr. Failing (together with The Failing Trust, the trustees of which are Mrs. Failing and Mr.
Abate).

	(c)	On December 31, 2001, pursuant to previously reported
subscription agreements accepted by Holdco, an aggregate of 12,844,001 shares of ERS Common Stock were contributed to Holdco.
Of such shares: (i) 7,890,758 shares were beneficially owned by Mr. Garfinkle (including 600,000 shares held by G.P. I and 6,489,970.5 shares held by G.P. II, as to which G.F. Corp. is sole general partner); (ii) 3,145,637 shares were beneficially owned by Mr. Failing (including 1,318,489 shares held by The Failing Trust, as to which Mrs. Failing and Mr. Abate are co-trustees, 20,000 shares jointly held with Mrs. Failing and 168,318 shares held by Mr. Failing's sister); (iii) 581,800 shares were beneficially owned by Americas (as to which Hansabel and Hanseatic [a majority of the shares of capital stock of which are held by Mr. Traber] are managing member and successor managing member); (iv) 580,834 shares were held by the Zilkha Trust (as to which Selim Zilkha is trustee); (v) 97,472 shares were beneficially owned by Donald E. Zilkha; (vi) 300,000 shares were beneficially owned by TMT (as to which TT Corp. [all of the shares of which are held by Mr. Taylor] acts as sole general partner); and (vii) 247,500 shares were held by the Nelson Trust (as to which Messrs. Hayden and Lindsey act as co-trustees).

		On December 31, 2001, the Contribution Shares were reclassified as shares of ERS Class B Common Stock immediately prior to consummation of the Merger, in which an aggregate of 8,530,532 shares of ERS Common Stock were converted into the right to receive the Merger Consideration and the shares of Merger Sub were converted into 1,000 shares of ERS Class B Common Stock.

	(e)	As of December 31, 2001, none of the persons named in
response to Item 2 of the Amended Statement on Schedule 13D, as amended herein, held in excess of five percent of the ERS Common
Stock.


Item 7.	Materials to be Filed as Exhibits.
		--------------------------------

Exhibit A	-	Agreement pursuant to Rule 13d-1(k)(l)(iii)


SIGNATURE

         After reasonable inquiry and to the best of our respective knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2001	SYSTEMS HOLDING, INC.

		By s/Norton Garfinkle
		   --------------------------
		   Norton Garfinkle, Chairman

Dated: December 31, 2001	SYSTEMS MERGER SUB, INC.

		By s/Norton Garfinkle
		   ---------------------------
		   Norton Garfinkle, Chairman

Dated: December 31, 2001	s/Norton Garfinkle
		------------------------------
		Norton Garfinkle

Dated: December 31, 2001	GARFINKLE LIMITED
		 PARTNERSHIP I

		By: G.F. Management Corp.


		By s/Norton Garfinkle
		   ---------------------------
		   Norton Garfinkle
		   Chairman

Dated: December 31, 2001	GARFINKLE LIMITED
		 PARTNERSHIP II

		By: G.F. Management Corp.


		By s/Norton Garfinkle
		   --------------------------
		   Norton Garfinkle
		   Chairman

Dated: December 31, 2001	G.F. MANAGEMENT CORP.


		By s/Norton Garfinkle
		   --------------------------
		   Norton Garfinkle
		   Chairman
Dated: December 31, 2001
		S/Bruce F. Failing, Jr.
		------------------------------
		Bruce F. Failing, Jr.

Dated: December 31, 2001
		S/Leigh Q. Failing
		-----------------------------
		Leigh Q. Failing, individually
		and as Trustee of The Failing
		Trust

Dated: December 31, 2001
		S/Ernest N. Abate
		-----------------------------
		Ernest N. Abate, as Trustee
		of The Failing Trust


		HANSEATIC AMERICAS LDC

		By:	Hansabel Partners LLC

		By:	Hanseatic Corporation


Dated: December 31, 2001	By s/Paul A. Biddelman
		   ---------------------------
		   Paul A. Biddelman
		   President

		HANSABEL PARTNERS LLC

		By:	Hanseatic Corporation


Dated: December 31, 2001	By s/Paul A. Biddelman
		   ---------------------------
		   Paul A. Biddelman
		   President

		HANSEATIC CORPORATION


Dated: December 31, 2001	By s/Paul A. Biddelman
		  ----------------------------
		   Paul A. Biddelman
		   President


Dated: December 31, 2001	s/Wolfgang Traber
		------------------------------
		Wolfgang Traber


Dated: December 31, 2001	s/Selim K. Zilkha
		------------------------------
		Selim K. Zilkha, as Trustee
		 of The Selim K. Zilkha Trust


Dated: December 31, 2001	s/Donald Zilkha
		------------------------------
		Donald Zilkha

Dated: December 31, 2001	s/Thomas Taylor
		------------------------------
		Thomas Taylor


		TMT PARTNERS LTD.

		By:	Taylor G.P. Inc.


Dated: December 31, 2001	By s/Thomas Taylor
		   ---------------------------
		    Thomas Taylor

		TAYLOR G.P. INC.


Dated: December 31, 2001	By s/Thomas Taylor
		   ---------------------------
		    Thomas Taylor

Dated: December 31, 2001	s/Richard W. Hayden
		------------------------------
		Richard W. Hayden, as Trustee
 of The Nelson Family Trust


Dated: December 31, 2001	s/George Lindsey
		------------------------------
		George Lindsey, as Trustee of
 The Nelson Family Trust

	INDEX TO EXHIBITS
	-----------------

Exhibit A	-	Agreement pursuant to Rule 13d-1(k)(l)(iii)









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corp\ers\sec.doc\13d-fail.am6.01.doc